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Employee-owned
The Functional Chocolate Company

Functional Foods Innovator

5935 S Zang St Suite 230
Littleton, CO 80127
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $200,000 invested.
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THE PITCH
The Functional Chocolate Company is seeking investment to expand our Retail and Marketing Footprint.
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INTRODUCING THE FUNCTIONAL CHOCOLATE COMPANY
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Hi! I'm Chris Peruzzi, Founder & Formulator of The Functional Chocolate Company.

My good friend Nicole and I started The Functional Chocolate Company based on our belief that there is a better way to treat everyday health realities – with chocolate.

What is a health reality you ask?...Well, they are everyday challenges all of us face like stress, fatigue, poor sleep or focus, and dealing with the changes our bodies endure at different stages of our life.

Our unique products infuse a dozen or more powerhouse ingredients into a base of smooth, balanced, dark chocolate - made from 60% cacao that is ethically sourced from a co-op of growers in South America. Your favorite superfood is supercharged.

Our company, our brand and our products have been developed to be radically inclusive. All products are naturally vegan, gluten-free, non-GMO, low-glycemic, and sodium/cholesterol free to ensure they are accessible to as many customers as possible.

And we're ready to get these awesome products into the hands of more people across the country. That's where you come in. With additional funding, we will be able to increase our reach to more people, more places, with more products, more quickly.

FUNCTIONAL CHOCOLATE BARS
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THE TEAM
Nicole Smith
CEO & Co Founder

Nicole is an accomplished entrepreneur and a pioneer in botanical product development. She served as Chief Product Officer at Harvest Health and

Recreation following its acquisition of CBx Enterprises, where she was CEO. Prior to that, she was co-founder, CEO and CMO of Mary's Medicinals. She is co-author of one of the first patents issued to a legal cannabis company in the US.

Nicole has been featured in everything from New York Magazine to Fast Company & The Today Show. She has been honored as a Denver Business Journal Outstanding Woman in Business, Mile High Leader and Stevie Female Executive of the Year.

Chris Peruzzi
COO & Co Founder

Chris has 30 years of experience in the Natural Products & Wellness industry, concentrating in Nutraceuticals for Manufacturer/Wholesale to Retail distribution. He has held positions including National Sales Manager, Director of Sales and EVP of Sales and Marketing for leading national brands, coupled with owning his own Natural Products Brokerage company. New category & product development, along with formulary experience is his passion, as new products & product innovation is the life blood of the Natural Products and Wellness Industry.

Lisa Tritz
CFO

Lisa Tritz CPA, MBA most recently served as Director of Finance and Accounting for CBx Sciences, a Harvest Health & Recreation Company. She has worked in a variety of senior operations, accounting and controller roles for companies including Envision Healthcare, Crowe GHP Horwath and Newmont Mining Corporation. She has an MBA and a BS from the University of Colorado.

Steve Whittier
Creative Director

Steve has run both domestic and international accounts in digital, social, experiential, traditional and editorial spaces. He spends his time on staff and freelancing with some of the top agencies in the country, supporting brands including Nike, Maybelline, The North Face, Audi, Mercedes Benz, Oakley, Coca Cola, McDonalds and countless others. Steve and his teams have won multiple awards including Clios, Webby Awards, Addy Awards, Cannes and many more.

Graham Sorkin
Chief of Staff

Graham has roots in marketing and product development for technology and healthcare organizations, ranging from major Fortune 500 companies including Cisco and Microsoft, to early-stage startups. Prior to helping launch The Functional Chocolate Company, he spent a decade in the cannabis and hemp industry where he helped establish market leading brands and products, including Harvest, Evolab and Mary's Medicinals.

Rick Yale
Head of Sales

Rick has 10+ years of sales experience, including everything from consumer-packaged goods, regulated cannabis products to roofing and construction products. His focus on education, relationship management and consultative selling has driven his success and rapid year over year growth of accounts.

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FEBRUARY 2021
First 4 SKUs launched, sold direct to consumers
SUMMER 2021
Sleepy, Energy & Brainy chocolate launched. First sales into brick and mortar retail.
SPRING 2022
Launch into first major retailer, Kroger's Vitacost
SUMMER 2022
Onboard national distribution with UNFI & KeHE
FALL 2022
500 brick and mortar stores
WINTER 2023
750 brick & mortar stores
JUNE 2023
Food Tech Challenger Competition
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PRESS
The Functional Chocolate Company Presenting at 2023 National Grocers Association Show

/PRNewswire/ -- The Functional Chocolate Company® will be featuring its products at the National Grocers Associations NGA Show, February 26-

28, 2023 at Caesars…

Functional Chocolate

Fox Denver - Functional Chocolate

The Functional Chocolate Company Selected as a Finalist Food Tech Challenger in Global Startup Competition

/PRNewswire/ -- The Functional Chocolate Company® is thrilled to announce that it has been selected as a Finalist Food Tech Challenger. As one of the ten…

Healthy sweets are on the rise. Here's how companies are creating better-for-you confections.

As consumers spend more on confections, will healthier options get their vote?

The Functional Chocolate Company's Full Product Line Now Available on Kroger's Vitacost.com

/PRNewswire/ -- The Functional Chocolate Company® is pleased to announce that all of its products are now available through Vitacost.com, a leading online…

Top 10 Functional Food Trends - IFT.org

Consumers are thinking carefully about the health benefits of the foods they consume. Here's a look at the factors shaping their choices and driving growth in the functional foods sector.

The Functional Chocolate Company Honored in The Global Vegan Awards

/PRNewswire/ -- The Functional Chocolate Company® is delighted to announce that its ethically-sourced chocolate with purpose has been recognized in the LUXlife…

Condition-Specific Chocolate Bars

Trend Hunter - Functional Chocolate

Marrying chocolate and wellness: The Functional Chocolate Company debuts range targeting women's health

The Functional Chocolate Company is marrying health benefits with indulgence in its first range of chocolates. The US-based newcomer says its four offerings address the most-cited conditions that impact women: PMS, menopause, low-libidos, and stress and anxiety.

Supplement firm uses chocolate as delivery mode for functional ingredients

A new supplement brand uses the unusual delivery form of premium chocolate to deliver functional ingredients in products aimed originally at women.

The Functional Chocolate Co.

Confections include botanicals to address women's everyday health issues

Functional Chocolate Co. launches bars targeting women's health concerns

Crafted in the U.S., these bars are 100% plant-based, vegan, Non-GMO and gluten-free.

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Q&A
What are functional foods? And why are we so passionate about them?

The Academy of Nutrition and Dietetics explain functional foods as "whole foods along with fortified, enriched or enhanced foods that have a potentially beneficial effect on health when consumed as part of a varied diet on a regular basis at effective levels based on significant standards of evidence." It turns out that the term Functional Foods is quite broad, encompassing both foods that merely have a positive effect on health, as well as "fortified foods" which include additional ingredients to improve health, such as vitamins, minerals, probiotics or nutraceuticals. Orange Juice fortified with Calcium is one of the "original' Functional Foods that many of us know and love. Today, Functional Foods range from nootropic to potato chips to adaptogenic coffee - with much in between Unlike trendy keto or plant based diets, Functional Foods are not limited to any specific diet or group of people.

What is the market opportunity?

According to Fortune Business Insights, The global functional food and beverage market is projected to grow from $281.14 billion in 2021 to $529.66 billion in 2028 at a CAGR of 9.5%. While these statistics represent a massive opportunity, they fail to capture the true breadth of opportunities that may be addressed by Functional foods. According to The World Economic Forum, anxiety is now the single largest mental health concern worldwide. Products that address this unfortunately common issue will see tremendous growth potential Likewise, Sleep issues affect 80% of Americans, 73% of women aren't addressing their menopause symptoms and more than 55% of us have pain issues - all of which can be addressed through functional approaches. Customers are increasingly seeking out new ways to solve these common issues. ** https://www.fortunebusinessinsights.com/functional-foods-market-102269 https://www.weforum.org/agenda/2019/01/this-is-the-worlds-biggest-mental-health-problem/ https://www.consumerreports.org/insomnia/having-trouble-staying-asleep-a9680912006/ https://www.nih.gov/news-events/news-releases/nih-analysis-shows-americans-are-pain https://www.prnewswire.com/news-releases/bonafide-releases-state-of-menopause-study-to-understand-symptoms-treatments--dispositions-of-menopausal-women-in-2021-301326568.html

Why Chocolate?

We believe that chocolate is the perfect base to enhance with our unique nutraceutical formulations for a couple of reasons. First, dark chocolate is already a functional food and a Super Food, due to its high flavanols, antioxidants and minerals including magnesium, zinc, iron and copper. Second, fortifying chocolate with active nutraceuticals creates an indulgent and especially effective experience - the natural healthy fats in chocolate act as a carrier to improve digestion and bioavailability of the other ingredients.Finally, and perhaps most importantly, rich, flavorful chocolate offers a pleasurable delivery for the key ingredients, making it more likely that the supplement will be consumed regularly, which can be a challenge with less palatable pills, tinctures or capsules. In the natural products space, we often talk about "pill fatigue" - consumers simply don't want to keep adding to the pile of pills, capsules and powders they ingest to keep up with their daily health needs. Customers are increasingly looking for products that give them the best value for their dollars and calories in the current economic climate. Combining ethically sourced chocolate with effective blends of nutraceuticals does just that.

What are functional foods? And why are we so passionate about them?

The Academy of Nutrition and Dietetics explain functional foods as "whole foods along with fortified, enriched or enhanced foods that have a potentially beneficial effect on health when consumed as part of a varied diet on a regular basis at effective levels based on significant standards of evidence." It turns out that the term Functional Foods is quite broad, encompassing both foods that merely have a positive effect on health, as well as "fortified foods" which include additional ingredients to improve health, such as vitamins, minerals, probiotics or nutraceuticals. Orange Juice fortified with Calcium is one of the "original' Functional Foods that many of us know and love. Today, Functional Foods range from nootropic to potato chips to adaptogenic coffee - with much in between Unlike trendy keto or plant based diets, Functional Foods are not limited to any specific diet or group of people.

What is the market opportunity?

According to Fortune Business Insights, The global functional food and beverage market is projected to grow from $281.14 billion in 2021 to $529.66 billion in 2028 at a CAGR of 9.5%. While these statistics represent a massive opportunity, they fail to capture the true breadth of opportunities that may be addressed by Functional foods. According to The World Economic Forum, anxiety is now the single largest mental health concern worldwide. Products that address this unfortunately common issue will see tremendous growth potential Likewise, Sleep issues affect 80% of Americans, 73% of women aren't addressing their menopause symptoms and more than 55% of us have pain issues - all of which can be addressed through functional approaches. Customers are increasingly seeking out new ways to solve these common issues. ** https://www.fortunebusinessinsights.com/functional-foods-market-102269 https://www.weforum.org/agenda/2019/01/this-is-the-worlds-biggest-mental-health-problem/ https://www.consumerreports.org/insomnia/having-trouble-staying-asleep-a9680912006/ https://www.nih.gov/news-events/news-releases/nih-analysis-shows-americans-are-pain https://www.prnewswire.com/news-releases/bonafide-releases-state-of-menopause-study-to-understand-symptoms-treatments--dispositions-of-menopausal-women-in-2021-301326568.html

Why Chocolate?

We believe that chocolate is the perfect base to enhance with our unique nutraceutical formulations for a couple of reasons. First, dark chocolate is already a functional food and a Super Food, due to its high flavanols, antioxidants and minerals including magnesium, zinc, iron and copper. Second, fortifying chocolate with active nutraceuticals creates an indulgent and especially effective experience - the natural healthy fats in chocolate act as a carrier to improve digestion and bioavailability of the other ingredients.Finally, and perhaps most importantly, rich, flavorful chocolate offers a pleasurable delivery for the key ingredients, making it more likely that the supplement will be consumed regularly, which can be a challenge with less palatable pills, tinctures or capsules. In the natural products space, we often talk about "pill fatigue" - consumers simply don't want to keep adding to the pile of pills, capsules and powders they ingest to keep up with their daily health needs. Customers are increasingly looking for products that give them the best value for their dollars and calories in the current economic climate. Combining ethically sourced chocolate with effective blends of nutraceuticals does just that.

What are functional foods? And why are we so passionate about them?

The Academy of Nutrition and Dietetics explain functional foods as "whole foods along with fortified, enriched or enhanced foods that have a potentially beneficial effect on health when consumed as part of a varied diet on a regular basis at effective levels based on significant standards of evidence." It turns out that the term Functional Foods is quite broad, encompassing both foods that merely have a positive effect on health, as well as "fortified foods" which include additional ingredients to improve health, such as vitamins, minerals, probiotics or nutraceuticals. Orange Juice fortified with Calcium is one of the "original' Functional Foods that many of us know and love. Today, Functional Foods range from nootropic to potato chips to adaptogenic coffee - with much in between Unlike trendy keto or plant based diets, Functional Foods are not limited to any specific diet or group of people.

What is the market opportunity?

According to Fortune Business Insights, The global functional food and beverage market is projected to grow from $281.14 billion in 2021 to $529.66 billion in 2028 at a CAGR of 9.5%. While these statistics represent a massive opportunity, they fail to capture the true breadth of opportunities that may be addressed by Functional foods. According to The World Economic Forum, anxiety is now the single largest mental health concern worldwide. Products that address this unfortunately common issue will see tremendous growth potential Likewise, Sleep issues affect 80% of Americans, 73% of women aren't addressing their menopause symptoms and more than 55% of us have pain issues - all of which can be addressed through functional approaches. Customers are increasingly seeking out new ways to solve these common issues. ** https://www.fortunebusinessinsights.com/functional-foods-market-102269 https://www.weforum.org/agenda/2019/01/this-is-the-worlds-biggest-mental-health-problem/ https://www.consumerreports.org/insomnia/having-trouble-staying-asleep-a9680912006/ https://www.nih.gov/news-events/news-releases/nih-analysis-shows-americans-are-pain https://www.prnewswire.com/news-releases/bonafide-releases-state-of-menopause-study-to-understand-symptoms-treatments--dispositions-of-menopausal-women-in-2021-301326568.html

Why Chocolate?

We believe that chocolate is the perfect base to enhance with our unique nutraceutical formulations for a couple of reasons. First, dark chocolate is already a functional food and a Super Food, due to its high flavanols, antioxidants and minerals including magnesium, zinc, iron and copper. Second, fortifying chocolate with active nutraceuticals creates an indulgent and especially effective experience - the natural healthy fats in chocolate act as a carrier to improve digestion and bioavailability of the other ingredients.Finally, and perhaps most importantly, rich, flavorful chocolate offers a pleasurable delivery for the key ingredients, making it more likely that the supplement will be consumed regularly, which can be a challenge with less palatable pills, tinctures or capsules. In the natural products space, we often talk about "pill fatigue" - consumers simply don't want to keep adding to the pile of pills, capsules and powders they ingest to keep up with their daily health needs. Customers are increasingly looking for products that give them the best value for their dollars and calories in the current economic climate. Combining ethically sourced chocolate with effective blends of nutraceuticals does just that.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Line extension $150,000
Marketing Content development for new line $83,125
Mainvest Compensation $16,875
Total $250,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $909,073 $2,613,000 $4,692,574 $8,621,472 $15,812,740
Cost of Goods Sold $336,357 $966,810 $1,736,252 $3,189,945 $5,850,713
Gross Profit $572,716 $1,646,190 $2,956,322 $5,431,527 $9,962,027

EXPENSES

Rent $36,000 $38,000 $40,000 $42,000 $45,000
Utilities $2,400 $2,650 $2,900 $3,195 $3,510
Salaries $240,000 $288,000 $318,000 $350,000 $385,000
Insurance $8,780 $9,650 $10,620 $11,750 $12,800
Equipment Lease $0 $0 $0 $0 $0
Repairs & Maintenance $0 $0 $0 $0 $0
Legal & Professional Fees $2,000 $2,200 $2,200 $2,500 $2,500
Operating Profit $283,536 $1,305,690 $2,582,602 $5,022,082 $9,513,217
This information is provided by The Functional Chocolate Company. Mainvest never predicts or projects performance, and has not reviewed or

audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Appendix B - Reviewed Financials.pdf

Investment Round Status

Target Raise $250,000

Maximum Raise $350,000

Amount Invested $0

Investors 0

Investment Round Ends August 4th, 2023

Summary of Terms

Legal Business Name The Functional Chocolate Company

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $200,000 invested

1.5×

Investment Multiple 1.3×

Business's Revenue Share 1%-1.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Functional Chocolate Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Functional Chocolate Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Functional Chocolate Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Functional Chocolate Company's core business or the inability to compete successfully against the with other competitors could negatively affect The Functional Chocolate Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Functional Chocolate Company's management or vote on and/or influence any managerial decisions regarding The Functional Chocolate Company. Furthermore, if the founders or other key personnel of The Functional Chocolate Company were to leave The Functional Chocolate Company or become unable to work, The Functional Chocolate Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Functional Chocolate Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Functional Chocolate Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Functional Chocolate Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Functional Chocolate Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Functional Chocolate Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Functional Chocolate Company's financial performance or ability to continue to operate. In the event The Functional Chocolate Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Functional Chocolate Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Functional Chocolate Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Functional Chocolate Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Functional Chocolate Company will carry some insurance, The Functional Chocolate Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Functional Chocolate Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Functional Chocolate Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Functional Chocolate Company's management will coincide: you both want The Functional Chocolate Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Functional Chocolate Company to act conservative to make sure they are best equipped to repay the Note obligations, while The Functional Chocolate Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Functional Chocolate Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Functional Chocolate Company or management), which is responsible for monitoring The Functional Chocolate Company's compliance with the law. The Functional Chocolate Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Functional Chocolate Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Functional Chocolate Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Functional Chocolate Company, and the revenue of The Functional Chocolate Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Functional Chocolate Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Functional Chocolate Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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